September 20, 2016

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	j2 Global, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 8-K filed August 4, 2016

File No. 0-25965

Dear Mr. Pacho:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to your comment letter to Nehemia Zucker, Chief Executive Officer of j2, dated September 7, 2016.

For your convenience, we have provided the comment of the Staff of the Securities and Exchange Commission in italics, followed by j2’s response to that comment:

Form 8-K filed August 4, 2016

Exhibit 99.1

1.	Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP financial measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

Response:

See below for the proposed form of reconciliation of GAAP to non-GAAP financial measures which j2 plans to include in future press releases in which j2 announces its financial results, which press releases will be furnished as Exhibits to the applicable Current Reports on Form 8-K.

j2 GLOBAL, INC.

RECONCILIATION OF GAAP TO ADJUSTED NON-GAAP FINANCIAL MEASURES

THREE AND SIX MONTHS ENDED JUNE 30, 2016

(UNAUDITED, IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Adjusted non-GAAP net income is GAAP net income with the following modifications: (1) elimination of share-based compensation and the associated payroll tax expense; (2) elimination of certain acquisition-related integration costs; (3) elimination of interest costs in excess of the coupon rate associated with the convertible notes; (4) elimination of amortization of patents and intangible assets that we acquired; (5) elimination of additional tax or indirect tax related (expense) benefit from prior years; and (6) elimination of income tax provision associated with the eliminations provided in (1) - (5) above.

000’s except per share data	THREE MONTHS ENDED JUNE 30, 2016			SIX MONTHS ENDED JUNE 30, 2016
		Per Diluted Share			Per Diluted Share
Net Income	$33,770	$0.69		$63,713	$1.30
Add Back: Share Based Compensation	$2,520	$0.05		$4,572	$0.09
Add Back: Acquisition Related Integration Costs	$2,583	$0.05		$4,365	$0.09
Add Back: Interest Costs	$1,361	$0.03		$2,694	$0.06
Add Back: Amortization	$19,322	$0.40		$35,640	$0.74
Add Back: Tax Benefit from Prior Years	$99	$0.00		$52	$0.00

Adjusted Non-GAAP Net Income	$59,655	$1.21	*	$111,036	$2.25	*

* The reconciliation of net income per share from GAAP to adjusted non-GAAP may not foot since each is calculated independently.

j2 GLOBAL, INC.

RECONCILIATION OF GAAP TO ADJUSTED NON-GAAP FINANCIAL MEASURES

THREE AND SIX MONTHS ENDED JUNE 30, 2016

(UNAUDITED, IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Adjusted non-GAAP net income is GAAP net income with the following modifications: (1) elimination of share-based compensation and the associated payroll tax expense; (2) elimination of certain acquisition-related integration costs; (3) elimination of interest costs in excess of the coupon rate associated with the convertible notes; (4) elimination of amortization of patents and intangible assets that we acquired; (5) elimination of additional tax or indirect tax related (expense) benefit from prior years; and (6) elimination of income tax provision associated with the eliminations provided in (1) - (5) above.

000’s except per share data	THREE MONTHS ENDED JUNE 30, 2016		SIX MONTHS ENDED JUNE 30, 2016
		Per Diluted Share		Per Diluted Share
Cost of Revenues	$35,591		$69,878
Add Back: Share Based Compensation	$(103)	$0.00	$(198)	$0.00
Add Back: Amortization	$(1,311)	$0.03	$(2,555)	$0.05

Adjusted Non-GAAP Cost of Revenues	$34,177		$67,125

Sales and Marketing	$48,617		$96,729
Add Back: Share Based Compensation	$(434)	$0.01	$(965)	$0.02
Add Back: Acquisition Related Integration Costs	$(581)	$0.01	$(1,124)	$0.02

Adjusted Non-GAAP Sales and Marketing	$47,602		$94,640

Research, Development and Engineering	$9,213		$18,201
Add Back: Share Based Compensation	$(221)	$0.00	$(428)	$0.01

Adjusted Non-GAAP Research, Development and Engineering	$8,992		$17,773

General and Administrative	$59,434		$115,211
Add Back: Share Based Compensation	$(2,681)	$0.06	$(4,657)	$0.10
Add Back: Acquisition Related Integration Costs	$(3,371)	$0.07	$(5,422)	$0.11
Add Back: Amortization	$(24,868)	$0.52	$(45,925)	$0.95
Add Back: Tax Benefit from Prior Years	$(150)	$0.00	$(900)	$0.02

Adjusted Non-GAAP General and Administrative	$28,364		$58,307

Interest Expense, net	$10,301		$20,534
Add Back: Interest Costs	$(1,913)	$0.04	$(3,798)	$0.08

Adjusted Non-GAAP Interest Expense, net	$8,388		$16,736

Other Expense (Income), net	$-		$(87)
Add Back: Tax Benefit from Prior Years	$-	$-	$811	$(0.02)

Adjusted Non-GAAP Other Expense (Income), net	$-		$724

Income Tax Provision	$15,087		$28,123
Add Back: Share Based Compensation	$919	$(0.02)	$1,676	$(0.03)
Add Back: Acquisition Related Integration Costs	$1,369	$(0.03)	$2,181	$(0.05)
Add Back: Interest Costs	$552	$(0.01)	$1,104	$(0.02)
Add Back: Amortization	$6,857	$(0.14)	$12,840	$(0.27)
Add Back: Tax Benefit from Prior Years	$51	$(0.00)	$37	$(0.00)

Adjusted Non-GAAP Income Tax Provision	$24,835		$45,961

Total Adjustments	$(25,885)		$(47,323)

GAAP Earnings per Diluted Share		$0.69		$1.30
Adjustments		$0.52		$0.95
Adjusted Non-GAAP Earnings per Diluted Share*		$1.21		$2.25

* The reconciliation of net income per share from GAAP to adjusted non-GAAP may not foot since each is calculated independently.

The Company discloses adjusted non-GAAP Earnings Per Share (“EPS”) as a supplemental non-GAAP financial performance measure, as it believes it is a useful metric by which to compare the performance of its business from period to period. The Company also understands that this adjusted non-GAAP measure is broadly used by analysts, rating agencies and investors to compare the performance of its business from period to period. Accordingly, the Company believes that the presentation of this adjusted non-GAAP financial measure provides useful information to investors.

Adjusted non-GAAP EPS is not in accordance with, or an alternative to, net income per share and may be different from non-GAAP measures with similar or even identical names used by other companies. In addition, this adjusted non-GAAP measure is not based on any comprehensive set of accounting rules or principles. This adjusted non-GAAP measure has limitations in that it does not reflect all of the amounts associated with the Company’s results of operations determined in accordance with GAAP.

Non-GAAP Financial Measures

To supplement its condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses the following non-GAAP financial measures: Adjusted EBITDA, Adjusted non-GAAP net income, and Adjusted non-GAAP diluted EPS (collectively the “non-GAAP financial measures”). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about core operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Share Based Compensation.  The company excludes stock-based compensation because it is non-cash in nature and because the company believes that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding core operational performance. The company further believes this measure is useful to investors in that it allows for greater transparency to certain line items in its financial statements. In addition, excluding this item from the non-GAAP measures facilitates comparisons to historical operating results and comparisons to peers, many of which similarly exclude this item.

Amortization.  The company excludes amortization of patents and acquired intangible assets because it is non-cash in nature and because the company believes that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding core operational performance. In addition, excluding this item from the non-GAAP measures facilitates comparisons to historical operating results and comparisons to peers, many of which similarly exclude this item.

Acquisition Related Integration Costs.  The company excludes certain acquisition and related integration costs such as severance, lease terminations, retention bonuses and other acquisition-specific items. The company believes that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding core operational performance. In addition, excluding this item from the non-GAAP measures facilitates comparisons to historical operating results and comparisons to peers, many of which similarly exclude this item.

Tax Benefits from Prior Years.  The company excludes certain income tax-related items in respect of income tax audit settlements and their related FIN 48 accrual reversals. The company believes that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding core operational performance. In addition, excluding this item from the non-GAAP measures facilitates comparisons to historical operating results.

Interest Costs.  In June 2014, the company issued $402.5 million aggregate principal amount of 3.25% convertible senior notes. In accordance with GAAP, the company separately accounts for the value of the liability and equity features of its outstanding convertible senior notes in a manner that reflects the company’s non-convertible debt borrowing rate. The value of the conversion feature, reflected as a debt discount, is amortized to interest expense over time. Accordingly, the company recognizes imputed interest expense on its convertible senior notes of approximately 5.8% in its income statement. The company excludes the difference between the imputed interest expense and the coupon interest expense of 3.25%, net of any capitalized interest, because it is non-cash in nature and because the company believes that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding core operational performance. In addition, excluding this item from the non-GAAP measures facilitates comparisons to historical operating results and comparisons to peers, many of which similarly exclude this item.

The company presents Adjusted Non-GAAP Cost of Revenues, Adjusted Non-GAAP Research, Development and Engineering, Adjusted Non-GAAP Sales and Marketing, Adjusted Non-GAAP General and Administrative, Adjusted Non-GAAP Interest Expense, Adjusted Non-GAAP Other Expense (Income), Adjusted Non-GAAP Income Tax Provision and Adjusted Non-GAAP Net Income because the company believes that these provide useful information about our operating results and enhance the overall understanding of past financial performance and future prospects.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is (323) 860-9276.

Sincerely,

/s/ Jeremy D. Rossen

Jeremy D. Rossen
Vice President and General Counsel

cc:   Nehemia Zucker, Chief Executive Officer

R. Scott Turicchi, President and Chief Financial Officer